Exhibit 3

FOR IMMEDIATE RELEASE	2 AUGUST 2016

WPP PLC (“WPP”)

J. Walter Thompson Company acquires iStrategyLabs in the US

WPP announces that J. Walter Thompson Company, its wholly owned global marketing communications agency, has agreed to acquire iStrategyLabs, LLC (“ISL”), a full service digital agency, in the US.

ISL’s net revenue was US$12.4 million as of December 31, 2015. Clients include Kroger, Medtech and USA Network. The agency is based in Washington, D.C. with an office in New York and employs 80 people. It was founded in 2007, ISL is a full-service digital agency specializing in combining the offline and online worlds to engage consumers.

The acquisition continues WPP’s strategy of investing in key sectors, such as digital, and important markets such as the US. The Group’s digital revenues were over US$7 billion in 2015, representing 37% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years. In the US, WPP companies (including associates and investments) collectively generate revenues of over US$7 billion and employ over 25,000 people.

WPP has as invested in multiple digital content companies such as Woven Digital, Refinery29, Mitú, Inc. and Russel Simmons’ All Def Digital. Other investments include Truffle Pig, Fullscreen, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Say Media, Bruin Sports Capital, Courtside Ventures, The Weinstein Company and VICE.

Additional WPP digital assets include companies like Acceleration (marketing technology consultancy), Cognifide (content management technology), Salmon (e-commerce), Hogarth (digital production technology) and Xaxis (the world’s largest global programmatic media and technology company). WPP also has investments in a number of innovative technology services companies such as Globant, Mutual Mobile, Kuvera (an ecommerce company specializing in Chinese ecommerce platforms) and ad technology companies such as AppNexus, comScore (data investment management), eCommera, DOMO, mySupermarket and Percolate.

WPP also owns digital agencies AKQA, Blue State Digital, F.biz in Brazil, Mirum, POSSIBLE, Rockfish, VML and Wunderman.

Contact:

Feona McEwan, WPP                                        + 44(0) 207 408 2204

Kevin McCormack, WPP                                +1 (212) 632 2239